UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 01, 2013

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	Total Voting Rights dated 02 April 2013
Exhibit No. 2	Holdings(s) in Company dated 02 April 2013
Exhibit No. 3	Holdings(s) in Company dated 03 April 2013
Exhibit No. 4	Purchase & cancellation of outstanding securities dated 04 April 2013
Exhibit No. 5	Director/PDMR Shareholding dated 10 April 2013
Exhibit No. 6	Holding(s) in Company dated 11 April 2013
Exhibit No. 7	Publication of Prospectus dated 11 April 2013
Exhibit No. 8	FRN Variable Rate Fixdated 11 April 2013
Exhibit No. 9	Holding(s) in Company dated 15 April 2013
Exhibit No. 10	FRN Variable Rate Fix dated 15 April 2013
Exhibit No. 11	FRN Variable Rate Fix dated 16 April 2013
Exhibit No. 12	FRN Variable Rate Fix dated 16 April 2013
Exhibit No. 13	Stabilisation Notice dated 16 April 2013
Exhibit No. 14	Stabilisation Notice - Kingdom of Denmark dated 16 April 2013
Exhibit No. 15	Stabilisation Notice - Munhyp dated 17 April 2013
Exhibit No. 16	Stabilisation Notice - FMS dated 18 April 2013
Exhibit No. 17	Stabilisation Notice - Saxony-Anhalt dated 18 April 2013
Exhibit No. 18	Stabilisation Notice - Bupa dated 18 April 2013
Exhibit No. 19	Notice to Covered Bondholders dated 18 April 2013
Exhibit No. 20	Stabilisation Notice - FADE 3yr dated 23 April 2013
Exhibit No. 21	FRN Variable Rate Fixdated 23 April 2013
Exhibit No. 22	FRN Variable Rate Fixdated 23 April 2013
Exhibit No. 23	Holding(s) in Company dated 23 April 2013 April 2013
Exhibit No. 24	Stabilisation Notice- Belgium 5yr FRN dated 24 April 2013
Exhibit No. 25	Holding(s) in Company dated 25 April 2013
Exhibit No. 26	FRN Variable Rate Fixdated 25 April 2013

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: May 01, 2013

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: May 01, 2013

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

Exhibit No. 1

2 April 2013

Barclays PLC - Total Voting Rights and Capital

In conformity with the Disclosure and Transparency Rules, Barclays PLC's issued share capital consists of 12,862,852,852 ordinary shares with voting rights as at 28 March 2013.

There are no ordinary shares held in Treasury.

The above figure (12,862,852,852) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FSA's Disclosure and Transparency Rules.

Exhibit No. 2

For filings with the FSA include the annex
For filings with issuer exclude the annex

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARESi

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	Barclays PLC
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	✓
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation: iii	His Highness Sheikh Mansour Bin Zayed Al Nahyan ("HHSM")
4. Full name of shareholder(s) (if different from 3.):iv	Yas Capital Limited ("YCL")
5. Date of the transaction and date on which the threshold is crossed or reached: v	Transaction date: 27 April 2011 Date threshold crossed: 25 March 2013
6. Date on which issuer notified:	28 March 2013
7. Threshold(s) that is/are crossed or reached: vi, vii	6%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights x
			Direct	Direct xi	Indirect xii	Direct	Indirect
Ordinary shares	758,437,618	758,437,618	Nil	Nil	758,437,618	Nil%	5.897%
ISIN GB0031348658

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv		Number of voting rights that may be acquired if the instrument is exercised/ converted.			% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to		% of voting rights xix, xx
Cash-settled options referencing ordinary shares				13,009,990		Nominal	Delta
							0.101%

Total (A+B+C)
Number of voting rights			Percentage of voting rights
771,447,608			5.998%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi
The cash-settled options are legally owned by YCL.  YCL is, in turn, wholly owned by HHSM.

The triggering event is a decrease in the total voting rights deemed to be held by YCL under the cash-settled options (pursuant to DTR 5.3.1R) to 13,009,990.  Accordingly, as a result of the triggering event, YCL is deemed to hold directly, and HHSM is deemed to hold indirectly, 0.101% of the voting rights in Barclays PLC through YCL's total holding of cash-settled options.

For the avoidance of doubt, YCL has no right to acquire or exercise any voting rights in Barclays PLC.

The indirect holding by HHSM of the cash-settled options, when aggregated with HHSM's pre-existing indirect holding of ordinary shares (which has been the subject of previous notifications), is now less than the 6% threshold for voting rights that is notifiable by HHSM pursuant to DTR 5.1.2R.

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:
As required under the Disclosure Rules, this notification has been prepared using the total voting rights figure of 12,860,662,729 as set out in the regulatory announcement made by Barclays PLC dated 28 February 2013

14. Contact name:	Michael Latefi
15. Contact telephone number:	+971.566.852.568

Exhibit No. 3

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARESi

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	Barclays PLC
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	✓
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation: iii	His Highness Sheikh Mansour Bin Zayed Al Nahyan ("HHSM")
4. Full name of shareholder(s) (if different from 3.):iv	Yas Capital Limited ("YCL")
5. Date of the transaction and date on which the threshold is crossed or reached: v	Transaction date: 27 April 2011 Date threshold crossed: 26 March 2013
6. Date on which issuer notified:	3 April 2013
7. Threshold(s) that is/are crossed or reached: vi, vii	6%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights x
			Direct	Direct xi	Indirect xii	Direct	Indirect
Ordinary shares	758,437,618	758,437,618	Nil	Nil	758,437,618	Nil%	5.897%
ISIN GB0031348658

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv		Number of voting rights that may be acquired if the instrument is exercised/ converted.			% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to		% of voting rights xix, xx
Cash-settled options referencing ordinary shares				13,588,868		Nominal	Delta
							0.1056%

Total (A+B+C)
Number of voting rights			Percentage of voting rights
772,026,486			6.003%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi
The cash-settled options are legally owned by YCL.  YCL is, in turn, wholly owned by HHSM.

The triggering event is an increase in the total voting rights deemed to be held by YCL under the cash-settled options (pursuant to DTR 5.3.1R) to 13,588,868.  Accordingly, as a result of the triggering event, YCL is deemed to hold directly, and HHSM is deemed to hold indirectly, 0.1056% of the voting rights in Barclays PLC through YCL's total holding of cash-settled options.

For the avoidance of doubt, YCL has no right to acquire or exercise any voting rights in Barclays PLC.

The indirect holding by HHSM of the cash-settled options, when aggregated with HHSM's pre-existing indirect holding of ordinary shares (which has been the subject of previous notifications), is now more than the 6% threshold for voting rights that is notifiable by HHSM pursuant to DTR 5.1.2R.

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:
As required under the Disclosure Rules, this notification has been prepared using the total voting rights figure of 12,860,662,729 as set out in the regulatory announcement made by Barclays PLC dated 28 February 2013

14. Contact name:	Michael Latefi
15. Contact telephone number:	+971.566.852.568

Exhibit No. 4

4 April 2013

Purchase and cancellation of outstanding securities

Barclays Bank PLC hereby announces that it has agreed to purchase the following securities (the "Notes") in the amounts set out in the table below, in accordance with their terms.  Such purchases are due to be completed on or about 9 April 2013. Promptly following completion, the purchased Notes shall be cancelled.

Description of Notes	ISIN	Aggregate principal amount of Notes to be purchased (U.S.$)	Aggregate principal amount of Notes remaining outstanding following cancellation (U.S.$)
U.S.$600,000,000 Undated Floating Rate Primary Capital Notes (Series 1)	GB0000779529	67,840,000	335,430,000¹
U.S.$869,170,000 Undated Floating Rate Primary Capital Notes (Series 2)	GB0000777705	68,140,000	414,630,000²
U.S.$600,000,000 Junior Undated Floating Rate Notes	GB0000784164	11,810,000	202,985,000³
(1) of which U.S.$45,410,000 is held by a subsidiary of Barclays Bank PLC
(2) of which U.S.$41,070,000 is held by a subsidiary of Barclays Bank PLC
(3) of which U.S.$93,990,000 is held by a subsidiary of Barclays Bank PLC

For further information, please contact

Barclays Treasury
Jennifer Moreland
Tel: +44 (0) 20 3555 4495
1 Churchill Place

Canary Wharf

London E14 5HP

DISCLAIMER

Nothing in this electronic publication constitutes an offer to buy or the solicitation of an offer to sell securities in any jurisdiction.

Exhibit No. 5

10 April 2013

Barclays PLC (the "Company")

Director/PDMR shareholding: Disclosure and Transparency Rules 3.1.4R (1) (a)

The trustee of the Barclays Group Sharepurchase Plan ("Sharepurchase"), an HM Revenue and Customs approved all employee share plan, informed the Company on 9 April 2013 that, on 8 April 2013 it had purchased, and now held as bare trustee of Sharepurchase, 43 ordinary shares in the Company at a price of £2.8857 per share, for Ashok Vaswani, a Person Discharging Managerial Responsibilities ("PDMR").

Exhibit No. 6

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARESi

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	Barclays PLC
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	✓
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation: iii	His Highness Sheikh Mansour Bin Zayed Al Nahyan ("HHSM")
4. Full name of shareholder(s) (if different from 3.):iv	Yas Capital Limited ("YCL")
5. Date of the transaction and date on which the threshold is crossed or reached: v	Transaction date: 27 April 2011 Date threshold crossed: 5 April 2013 (notified 8 April)
6. Date on which issuer notified:	10 April 2013
7. Threshold(s) that is/are crossed or reached: vi, vii	6%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights x
			Direct	Direct xi	Indirect xii	Direct	Indirect
Ordinary shares	758,437,618	758,437,618	Nil	Nil	758,437,618	Nil%	5.896%
ISIN GB0031348658

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv		Number of voting rights that may be acquired if the instrument is exercised/ converted.			% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to		% of voting rights xix, xx
Cash-settled options referencing ordinary shares				12,796,914		Nominal	Delta
							0.0994%

Total (A+B+C)
Number of voting rights			Percentage of voting rights
771,234,532			5.99%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi
The cash-settled options are legally owned by YCL.  YCL is, in turn, wholly owned by HHSM.

The triggering event is a decrease in the total voting rights deemed to be held by YCL under the cash-settled options (pursuant to DTR 5.3.1R) to 12,796,914.  Accordingly, as a result of the triggering event, YCL is deemed to hold directly, and HHSM is deemed to hold indirectly, 0.1056% of the voting rights in Barclays PLC through YCL's total holding of cash-settled options.

For the avoidance of doubt, YCL has no right to acquire or exercise any voting rights in Barclays PLC.

The indirect holding by HHSM of the cash-settled options, when aggregated with HHSM's pre-existing indirect holding of ordinary shares (which has been the subject of previous notifications), is now less than the 6% threshold for voting rights that is notifiable by HHSM pursuant to DTR 5.1.2R.

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:
As required under the Disclosure Rules, this notification has been prepared using the total voting rights figure of 12,862,852,852  as set out in the regulatory announcement made by Barclays PLC dated 2 April 2013

14. Contact name:	Michael Latefi
15. Contact telephone number:	+971.566.852.568

Exhibit No. 7

Publication of Prospectus

The following prospectus has been approved by the UK Listing Authority and is available for viewing:

Prospectus dated 8 April 2013 for the Barclays Bank PLC issuance of U.S.$1,000,000,000 7.75 per cent. Fixed to Fixed Rate Contingent Capital Notes due April 2023 Callable April 2018

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/1780C_1-2013-4-11.pdf

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do

For further information, please contact

Barclays Treasury
1 Churchill Place
Canary Wharf
London E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: You must read the following before continuing: The following applies to the Prospectus available by clicking on the link above, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Prospectus. In accessing the Prospectus, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.

THE PROSPECTUS MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THE PROSPECTUS IN WHOLE OR IN PART IS PROHIBITED. FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION.

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Prospectus, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act) viewing this Prospectus outside the United States. By accessing the Prospectus, you shall be deemed to have represented that you are outside the United States and are not a U.S. person.

You are reminded that the Prospectus has been made available to you on the basis that you are a person into whose possession the Prospectus may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Prospectus to any other person.

The Prospectus does not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the underwriters or such affiliate on behalf of the issuers in such jurisdiction. Under no circumstances shall the Prospectus constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of any Notes issued or to be issued pursuant to the Prospectus, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Prospectus has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the issuers, their advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Prospectus made available to you in electronic format and the hard copy version available to you on request from the issuers.

Notice to US investors: The Issuer has filed a registration statement on Form F-3 (including a prospectus which is different from the Prospectus) with the Securities and Exchange Commission (the "SEC") for the offering to which this communication relates and the Notes are being sold pursuant to that registration statement and prospectus. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement relating to the Notes and the other documents that the Issuer has filed with the SEC for more complete information about the Issuer and the offering of the Notes. Copies of these documents may be obtained from Barclays Capital Inc. through Broadgate Integrated Prospectus Distribution, 1155 Long Island Avenue, New York, NY 11717, United States of America. Alternatively, these documents are available at no charge by visiting EDGAR on the SEC website at www.sec.gov.

Exhibit No. 8

As Agent Bank, please be advised of the following rate determined on: 11/04/2013
Issue	¦ Barclays Bank Plc - Series 64 Tranche 1 EUR 50,000,000 Subordinated FRN due 15 Oct 2019

ISIN Number	¦ XS0102643169
ISIN Reference	¦ 10264316
Issue Nomin EUR	¦ 50000000
Period	¦ 15/04/2013 to 15/10/2013		Payment Date 15/10/2013
Number of Days	¦ 183
Rate	¦ 0.829
Denomination EUR	¦ 100000	¦ 50000000	¦

Amount Payable per Denomination	¦ 421.41	¦ 210704.17	¦

Bank of New York
Rate Fix Desk	Telephone		¦ 44 1202 689580
Corporate Trust Services	Facsimile		¦ 44 1202 689601

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No. 9

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARESi

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	Barclays PLC
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	ü
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation: iii	His Highness Sheikh Mansour Bin Zayed Al Nahyan ("HHSM")
4. Full name of shareholder(s) (if different from 3.):iv	Yas Capital Limited ("YCL")
5. Date of the transaction and date on which the threshold is crossed or reached:v	Transaction date: 27 April 2011 Date threshold crossed: 9 April 2013
6. Date on which issuer notified:	12 April 2013
7. Threshold(s) that is/are crossed or reached:vi, vii	6%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights x
			Direct	Direct xi	Indirect xii	Direct	Indirect
Ordinary shares	758,437,618	758,437,618	Nil	Nil	758,437,618	Nil%	5.896%
ISIN GB0031348658

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv		Number of voting rights that may be acquired if the instrument is exercised/ converted.			% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instrumentsxv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to		% of voting rights xix, xx
Cash-settled options referencing ordinary shares				13,561,582		Nominal	Delta
							0.105%

Total (A+B+C)
Number of voting rights			Percentage of voting rights
771,999,200			6.001%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:xxi
The cash-settled options are legally owned by YCL.  YCL is, in turn, wholly owned by HHSM.

The triggering event is an increase in the total voting rights deemed to be held by YCL under the cash-settled options (pursuant to DTR 5.3.1R) to 13,561,582.  Accordingly, as a result of the triggering event, YCL is deemed to hold directly, and HHSM is deemed to hold indirectly, 0.1054% of the voting rights in Barclays PLC through YCL's total holding of cash-settled options.

For the avoidance of doubt, YCL has no right to acquire or exercise any voting rights in Barclays PLC.

The indirect holding by HHSM of the cash-settled options, when aggregated with HHSM's pre-existing indirect holding of ordinary shares (which has been the subject of previous notifications), is now more than the 6% threshold for voting rights that is notifiable by HHSM pursuant to DTR 5.1.2R.

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:
As required under the Disclosure Rules, this notification has been prepared using the total voting rights figure of 12,862,852,852  as set out in the regulatory announcement made by Barclays PLC dated 2 April 2013

14. Contact name:	Michael Latefi
15. Contact telephone number:	+971.566.852.568

Exhibit No. 10

LONDON--(BUSINESS WIRE)--

As Agent Bank, please be advised of the following rate determined on: 15/04/2013
Issue	¦ Barclays Bank PLC - Series 210 EUR 1,500,000,000 FRN due 17 Jan 2014

ISIN Number	¦ XS0731708268
ISIN Reference	¦ 73170826
Issue Nomin EUR	¦ 1500000000
Period	¦ 17/04/2013 to 17/07/2013	Payment Date 17/07/2013
Number of Days	¦ 91
Rate	¦ 1.76
Denomination EUR	¦ 1000	¦ 1500000000 ¦

Amount Payable per Denomination	¦ 4.45	¦ 6673333.33 ¦

Bank of New York
Rate Fix Desk	Telephone	¦ 44 1202 689580
Corporate Trust Services	Facsimile	¦ 44 1202 689601

Bank of New York Mellon
Source: Bank of New York Mellon

Exhibit No. 11

LONDON--(BUSINESS WIRE)--

Re:	BARCLAYS BANK PLC.
GBP 2000000000
MATURING: 16-May-2018
ISIN: XS0398795574

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
16-Apr-2013 TO 16-May-2013 HAS BEEN FIXED AT 1.0425 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 16-May-2013 WILL AMOUNT TO:
GBP 42.84 PER GBP 50000 DENOMINATION

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No. 12

LONDON--(BUSINESS WIRE)--

Re:	BARCLAYS BANK PLC.
GBP 1000000000
MATURING: 16-May-2019
ISIN: XS0398797604

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
16-Apr-2013 TO 16-May-2013 HAS BEEN FIXED AT 1.0425 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 16-May-2013 WILL AMOUNT TO:
GBP 42.84 PER GBP 50000 DENOMINATION

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No. 13

Pre-stabilisation announcement

16 April 2013

Not for distribution, directly or indirectly, in or into the United States or any jurisdiction in which such distribution would be unlawful.

Origin Energy Finance Limited
Stabilisation Notice

Barclays (Karan Shah - Syndicate Contact] ); telephone: +44 20 7773 9098 hereby gives notice that the Stabilising Manager(s) named below may stabilise the offer of the following securities in accordance with Commission Regulation (EC) No. 2273/2003 implementing the Market Abuse Directive (2003/6/EC).

The securities:
Issuer:	Origin Energy Finance Limited
Guarantor (if any):	Origin Energy Limited & by certain other entities within the Group incorporated with limited liability in Australia & New Zealand
Aggregate nominal amount:	EUR Benchmark
Description:	Senior, Unsecured, Reg S Bearer
Offer price:	TBC
Other offer terms:	N/A
Stabilisation:
Stabilisation Manager(s):
Barclays; 5 The North Colonnade; Canary Wharf; London E14 4BB
Goldman Sachs International; Peterborough Court 133 Fleet Street; London EC4A 2BB
UBS AG; 100 Liverpool Street; London; EC2M 2RH  OR
UBS Limited; 1 Finsbury Avenue; London EC2M 2PP

Stabilisation period expected to start on:	16 April 2013
Stabilisation period expected to end no later than:	16 MAY 2013
Existence, maximum size and conditions of use of over-allotment facility.	The Stabilising Manager(s) may over-allot the securities to the extent permitted in accordance with applicable law.

In connection with the offer of the above securities, the Stabilising Manager(s) may over-allot the securities or effect transactions with a view to supporting the market price of the securities at a level higher than that which might otherwise prevail. However, there is no assurance that the Stabilising Manager(s) will take any stabilisation action and any stabilisation action, if begun, may be ended at any time. Any stabilisation action or over-allotment shall be conducted in accordance with all applicable laws and rules.
This announcement is for information purposes only and does not constitute an invitation or offer to underwrite, subscribe for or otherwise acquire or dispose of any securities of the Issuer in any jurisdiction.
This announcement and the offer of the securities to which it relates are only addressed to and directed at persons outside the United Kingdom and persons in the United Kingdom who have professional experience in matters related to investments or who are high net worth persons within article 12(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 and must not be acted on or relied on by other persons in the United Kingdom.
In addition, if and to the extent that this announcement is communicated in, or the offer of the securities to which it relates is made in, any EEA Member State that has implemented Directive 2003/71/EC (together with any applicable implementing measures in any Member State, the "Prospectus Directive") before the publication of a prospectus in relation to the securities which has been approved by the competent authority in that Member State in accordance with the Prospectus Directive (or which has been approved by a competent authority in another Member State and notified to the competent authority in that Member State in accordance with the Prospectus Directive), this announcement and the offer are only addressed to and directed at persons in that Member State who are qualified investors within the meaning of the Prospectus Directive (or who are other persons to whom the offer may lawfully be addressed) and must not be acted on or relied on by other persons in that Member State.
This announcement is not an offer of securities for sale into the United States. The securities have not been, and will not be, registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an exemption from registration.  There will be no public offer of securities in the United States.

Exhibit No. 14

Pre-stabilisation announcement

16 April 2013

Not for distribution, directly or indirectly, in or into the United States or any jurisdiction in which such distribution would be unlawful.

Kingdom of Denmark
Stabilisation Notice

Barclays (Fabianna DelCanto - Syndicate Contact] ); telephone: +44 20 7773 9098 hereby gives notice that the Stabilising Manager(s) named below may stabilise the offer of the following securities in accordance with Commission Regulation (EC) No. 2273/2003 implementing the Market Abuse Directive (2003/6/EC).

The securities:
Issuer:	Kingdom of Denmark
Guarantor (if any):	N/A
Aggregate nominal amount:	USD Benchmark
Description:	RegS/144A
Offer price:	TBC
Other offer terms:	N/A
Stabilisation:
Stabilisation Manager(s):
Barclays; 5 The North Colonnade; Canary Wharf; London E14 4BB
Danske , 2-12 Holmens Kanal, DK-1092  Copenhagen K

Deutsche Bank AG, London Branch; Winchester House; 1 Great Winchester Street; London EC2 N2DB

Morgan Stanley & Co Intl Limited, 20 Bank Street, Canary Wharf, London E14 4AD, United Kingdom

Stabilisation period expected to start on:	17 April 2013
Stabilisation period expected to end no later than:	17 May 2013
Existence, maximum size and conditions of use of over-allotment facility.	The Stabilising Manager(s) may over-allot the securities to the extent permitted in accordance with applicable law.

In connection with the offer of the above securities, the Stabilising Manager(s) may over-allot the securities or effect transactions with a view to supporting the market price of the securities at a level higher than that which might otherwise prevail. However, there is no assurance that the Stabilising Manager(s) will take any stabilisation action and any stabilisation action, if begun, may be ended at any time. Any stabilisation action or over-allotment shall be conducted in accordance with all applicable laws and rules.
This announcement is for information purposes only and does not constitute an invitation or offer to underwrite, subscribe for or otherwise acquire or dispose of any securities of the Issuer in any jurisdiction.
This announcement and the offer of the securities to which it relates are only addressed to and directed at persons outside the United Kingdom and persons in the United Kingdom who have professional experience in matters related to investments or who are high net worth persons within article 12(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 and must not be acted on or relied on by other persons in the United Kingdom.
In addition, if and to the extent that this announcement is communicated in, or the offer of the securities to which it relates is made in, any EEA Member State that has implemented Directive 2003/71/EC (together with any applicable implementing measures in any Member State, the "Prospectus Directive") before the publication of a prospectus in relation to the securities which has been approved by the competent authority in that Member State in accordance with the Prospectus Directive (or which has been approved by a competent authority in another Member State and notified to the competent authority in that Member State in accordance with the Prospectus Directive), this announcement and the offer are only addressed to and directed at persons in that Member State who are qualified investors within the meaning of the Prospectus Directive (or who are other persons to whom the offer may lawfully be addressed) and must not be acted on or relied on by other persons in that Member State.
This announcement is not an offer of securities for sale into the United States. The securities have not been, and will not be, registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an exemption from registration.  There will be no public offer of securities in the United States.

Exhibit No. 15

Pre-stabilisation announcement

17 April 2013

Not for distribution, directly or indirectly, in or into the United States or any jurisdiction in which such distribution would be unlawful.

Munchener Hypothekenbank eG

Stabilisation Notice

Barclays (Mark Geller - Syndicate Contact] ); telephone: +44 20 7773 9098 hereby gives notice that the Stabilising Manager(s) named below may stabilise the offer of the following securities in accordance with Commission Regulation (EC) No. 2273/2003 implementing the Market Abuse Directive (2003/6/EC).

The securities:
Issuer:	Munchener Hypothekenbank eG
Guarantor (if any):	N/A
Aggregate nominal amount:	TBC
Description:	Mortgage Pfandbriefe, Reg S only (Tefra C)
Offer price:	TBC
Other offer terms:	N/A
Stabilisation:
Stabilisation Manager(s):
Barclays; 5 The North Colonnade; Canary Wharf; London E14 4BB
Goldman Sachs International; Peterborough Court 133 Fleet Street; London EC4A 2BB
Nomura Intl PLC, 1 Angel Lane, Watermark Place, London EC4R 3AB, United Kingdom

Stabilisation period expected to start on:	17 April 2013
Stabilisation period expected to end no later than:	17 May 2013
Existence, maximum size and conditions of use of over-allotment facility.	The Stabilising Manager(s) may over-allot the securities to the extent permitted in accordance with applicable law.

In connection with the offer of the above securities, the Stabilising Manager(s) may over-allot the securities or effect transactions with a view to supporting the market price of the securities at a level higher than that which might otherwise prevail. However, there is no assurance that the Stabilising Manager(s) will take any stabilisation action and any stabilisation action, if begun, may be ended at any time. Any stabilisation action or over-allotment shall be conducted in accordance with all applicable laws and rules.
This announcement is for information purposes only and does not constitute an invitation or offer to underwrite, subscribe for or otherwise acquire or dispose of any securities of the Issuer in any jurisdiction.
This announcement and the offer of the securities to which it relates are only addressed to and directed at persons outside the United Kingdom and persons in the United Kingdom who have professional experience in matters related to investments or who are high net worth persons within article 12(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 and must not be acted on or relied on by other persons in the United Kingdom.
In addition, if and to the extent that this announcement is communicated in, or the offer of the securities to which it relates is made in, any EEA Member State that has implemented Directive 2003/71/EC (together with any applicable implementing measures in any Member State, the "Prospectus Directive") before the publication of a prospectus in relation to the securities which has been approved by the competent authority in that Member State in accordance with the Prospectus Directive (or which has been approved by a competent authority in another Member State and notified to the competent authority in that Member State in accordance with the Prospectus Directive), this announcement and the offer are only addressed to and directed at persons in that Member State who are qualified investors within the meaning of the Prospectus Directive (or who are other persons to whom the offer may lawfully be addressed) and must not be acted on or relied on by other persons in that Member State.
This announcement is not an offer of securities for sale into the United States. The securities have not been, and will not be, registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an exemption from registration.  There will be no public offer of securities in the United States.

Exhibit No. 16

Pre-stabilisation announcement template

18 April 2013

Not for distribution, directly or indirectly, in or into the United States or any jurisdiction in which such distribution would be unlawful.

FMS Wertmanagement

Stabilisation Notice

Barclays (Martin Rohland - Syndicate Contact ); telephone: +44 20 77773 9098 hereby gives notice that the Stabilising Manager(s) named below may stabilise the offer of the following securities in accordance with Commission Regulation (EC) No. 2273/2003 implementing the Market Abuse Directive (2003/6/EC).

The securities:
Issuer:	FMS Wertmanagement
Guarantor (if any):	Senior, Unsecured, Unsubordinated benefiting from a loss compensation obligation of the Financial Market Stabilisation Fund of the Federal Republic of Germany (SoFFin)
Aggregate nominal amount:	TBC
Description:	RegS Bearer, Tefra D, no sales into Canada
Offer price:	TBC
Other offer terms:	N/A
Stabilisation:
Stabilisation Manager(s):	Barclays; 5 The North Colonnade; Canary Wharf; London E14 4BB Credit Suisse Securities (Europe) Limited; One Cabot Square; London E14 4QJ HSBC Holdings plc; 8 Canada Square; London E14 5HQ
Stabilisation period expected to start on:	18 April 2013
Stabilisation period expected to end no later than:	18 May 2013
Existence, maximum size and conditions of use of over-allotment facility.	The Stabilising Manager(s) may over-allot the securities to the extent permitted in accordance with applicable law.

In connection with the offer of the above securities, the Stabilising Manager(s) may over-allot the securities or effect transactions with a view to supporting the market price of the securities at a level higher than that which might otherwise prevail. However, there is no assurance that the Stabilising Manager(s) will take any stabilisation action and any stabilisation action, if begun, may be ended at any time. Any stabilisation action or over-allotment shall be conducted in accordance with all applicable laws and rules.
This announcement is for information purposes only and does not constitute an invitation or offer to underwrite, subscribe for or otherwise acquire or dispose of any securities of the Issuer in any jurisdiction.
This announcement and the offer of the securities to which it relates are only addressed to and directed at persons outside the United Kingdom and persons in the United Kingdom who have professional experience in matters related to investments or who are high net worth persons within article 12(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 and must not be acted on or relied on by other persons in the United Kingdom.
In addition, if and to the extent that this announcement is communicated in, or the offer of the securities to which it relates is made in, any EEA Member State that has implemented Directive 2003/71/EC (together with any applicable implementing measures in any Member State, the "Prospectus Directive") before the publication of a prospectus in relation to the securities which has been approved by the competent authority in that Member State in accordance with the Prospectus Directive (or which has been approved by a competent authority in another Member State and notified to the competent authority in that Member State in accordance with the Prospectus Directive), this announcement and the offer are only addressed to and directed at persons in that Member State who are qualified investors within the meaning of the Prospectus Directive (or who are other persons to whom the offer may lawfully be addressed) and must not be acted on or relied on by other persons in that Member State.
This announcement is not an offer of securities for sale into the United States. The securities have not been, and will not be, registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an exemption from registration.  There will be no public offer of securities in the United States.

Exhibit No. 17

Pre-stabilisation announcement template

18 April 2013

Not for distribution, directly or indirectly, in or into the United States or any jurisdiction in which such distribution would be unlawful.

The German Federal State of Saxony-Anhalt

Stabilisation Notice

Barclays (Bernd Loder - Syndicate Contact ); telephone: +44 20 77773 9098 hereby gives notice that the Stabilising Manager(s) named below may stabilise the offer of the following securities in accordance with Commission Regulation (EC) No. 2273/2003 implementing the Market Abuse Directive (2003/6/EC).

The securities:
Issuer:	The German Federal State of Saxony-Anhalt
Guarantor (if any):	N/A
Aggregate nominal amount:	TBC
Description:	10-year bond (Landesschatzanweisung)
Offer price:	TBC
Other offer terms:	N/A
Stabilisation:
Stabilisation Manager(s):
Barclays; 5 The North Colonnade; Canary Wharf; London E14 4BB

Commerzbank AG, 30 Gresham Street, London EC2V 7PG, United Kingdom

Deutsche Bank AG, London Branch; Winchester House; 1 Great Winchester Street; London EC2 N2DB

HSBC Holdings plc; 8 Canada Square; London E14 5HQ

Norddeutsche Landesbank Giroz, Georgsplatz 1, 30150 Hannover, Germany

Stabilisation period expected to start on:	18 April 2013
Stabilisation period expected to end no later than:	18 May 2013
Existence, maximum size and conditions of use of over-allotment facility.	The Stabilising Manager(s) may over-allot the securities to the extent permitted in accordance with applicable law.

In connection with the offer of the above securities, the Stabilising Manager(s) may over-allot the securities or effect transactions with a view to supporting the market price of the securities at a level higher than that which might otherwise prevail. However, there is no assurance that the Stabilising Manager(s) will take any stabilisation action and any stabilisation action, if begun, may be ended at any time. Any stabilisation action or over-allotment shall be conducted in accordance with all applicable laws and rules.
This announcement is for information purposes only and does not constitute an invitation or offer to underwrite, subscribe for or otherwise acquire or dispose of any securities of the Issuer in any jurisdiction.
This announcement and the offer of the securities to which it relates are only addressed to and directed at persons outside the United Kingdom and persons in the United Kingdom who have professional experience in matters related to investments or who are high net worth persons within article 12(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 and must not be acted on or relied on by other persons in the United Kingdom.
In addition, if and to the extent that this announcement is communicated in, or the offer of the securities to which it relates is made in, any EEA Member State that has implemented Directive 2003/71/EC (together with any applicable implementing measures in any Member State, the "Prospectus Directive") before the publication of a prospectus in relation to the securities which has been approved by the competent authority in that Member State in accordance with the Prospectus Directive (or which has been approved by a competent authority in another Member State and notified to the competent authority in that Member State in accordance with the Prospectus Directive), this announcement and the offer are only addressed to and directed at persons in that Member State who are qualified investors within the meaning of the Prospectus Directive (or who are other persons to whom the offer may lawfully be addressed) and must not be acted on or relied on by other persons in that Member State.
This announcement is not an offer of securities for sale into the United States. The securities have not been, and will not be, registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an exemption from registration.  There will be no public offer of securities in the United States.

Exhibit No. 18

Pre-stabilisation announcement

18 April 2013

Not for distribution, directly or indirectly, in or into the United States or any jurisdiction in which such distribution would be unlawful.

Bupa Finance plc

Stabilisation Notice

Barclays (Miray Muminoglu - Syndicate Manager); telephone: +44 20 7773 9098 hereby gives notice that the Stabilising Manager(s) named below may stabilise the offer of the following securities in accordance with Commission Regulation (EC) No. 2273/2003 implementing the Market Abuse Directive (2003/6/EC).

The securities:
Issuer:	Bupa Finance plc
Guarantor (if any):	N/A
Aggregate nominal amount:	TBC
Description:	Fixed Rate, Subordinated Notes
Offer price:	TBC
Other offer terms:	N/A
Stabilisation:
Stabilisation Manager(s):
Barclays; 5 The North Colonnade; Canary Wharf; London E14 4BB
HSBC Holdings plc; 8 Canada Square; London E14 5HQ
Lloyds TSB, 10 Gresham Street, London EC2V 7AE

Royal Bank of Scotland plc,  36 St Andrews Square, Edinburgh EH2 2YB

Stabilisation period expected to start on:	18 April 2013
Stabilisation period expected to end no later than:	18 May 2013
Existence, maximum size and conditions of use of over-allotment facility.	The Stabilising Manager(s) may over-allot the securities to the extent permitted in accordance with applicable law.

In connection with the offer of the above securities, the Stabilising Manager(s) may over-allot the securities or effect transactions with a view to supporting the market price of the securities at a level higher than that which might otherwise prevail. However, there is no assurance that the Stabilising Manager(s) will take any stabilisation action and any stabilisation action, if begun, may be ended at any time. Any stabilisation action or over-allotment shall be conducted in accordance with all applicable laws and rules.
This announcement is for information purposes only and does not constitute an invitation or offer to underwrite, subscribe for or otherwise acquire or dispose of any securities of the Issuer in any jurisdiction.
This announcement and the offer of the securities to which it relates are only addressed to and directed at persons outside the United Kingdom and persons in the United Kingdom who have professional experience in matters related to investments or who are high net worth persons within article 12(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 and must not be acted on or relied on by other persons in the United Kingdom.
In addition, if and to the extent that this announcement is communicated in, or the offer of the securities to which it relates is made in, any EEA Member State that has implemented Directive 2003/71/EC (together with any applicable implementing measures in any Member State, the "Prospectus Directive") before the publication of a prospectus in relation to the securities which has been approved by the competent authority in that Member State in accordance with the Prospectus Directive (or which has been approved by a competent authority in another Member State and notified to the competent authority in that Member State in accordance with the Prospectus Directive), this announcement and the offer are only addressed to and directed at persons in that Member State who are qualified investors within the meaning of the Prospectus Directive (or who are other persons to whom the offer may lawfully be addressed) and must not be acted on or relied on by other persons in that Member State.
This announcement is not an offer of securities for sale into the United States. The securities have not been, and will not be, registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an exemption from registration.  There will be no public offer of securities in the United States.

Exhibit No. 19

NOTICE TO COVERED BONDHOLDERS

BARCLAYS BANK PLC
1 Churchill Place
London E14 5HP
(the "Issuer")

(incorporated with limited liability in England and Wales with registered number 1026167)

To the holders of the Principal Amount Outstanding of the

£509,000,000 Series 2009-1 Floating Rate Covered Bonds due 2081
(ISIN: XS0464226355)
£509,000,000 Series 2009-2 Floating Rate Covered Bonds due 2081
 (ISIN: XS0464228724)

£509,000,000 Series 2009-3 Floating Rate Covered Bonds due 2081
(ISIN: XS0464229706)

£509,000,000 Series 2009-4 Floating Rate Covered Bonds due 2081
(ISIN: XS0464230464)

£509,000,000 Series 2009-5 Floating Rate Covered Bonds due 2081
(ISIN: XS0464231355)

£509,000,000 Series 2009-6 Floating Rate Covered Bonds due 2081
(ISIN: XS0464232080)

(the "Covered Bonds")

issued by the Issuer

Capitalised terms used but not otherwise defined herein shall have the meanings ascribed to them in the Master Definitions Schedule dated 11 November 2009 between, inter alios, the Issuer and Barclays Covered Bond Funding LLP (as the same may be amended, supplemented and/or restated from time to time).

On 18 April 2013 the Transaction Parties entered into a global deed of amendment (the "Global Deed of Amendment") to modify the Transaction Documents in order to remove Fitch from the Transaction, namely:

1. any provision in any Transaction Document relating to, inter alia, "ratings" or "Rating Agency" was suspended (as applicable) solely insofar as it related to Fitch;

2. any requirement in any Transaction Document to maintain a rating with a Rating Agency was suspended and no longer required to be complied with solely insofar as it related to Fitch;

3. any other requirement in any Transaction Document to maintain a rating was suspended and no longer required to be complied with solely insofar as it related to Fitch; and

4.   any requirement in any Transaction Document to obtain consent, approval or provide notification to a Rating Agency was suspended and no longer required to be complied with solely insofar as it related to Fitch.

A copy of the Global Deed of Amendment will be available for inspection at the specified office of the Issuer set out below with effect from 19 April 2013.

For further information regarding the matter set out in this notice, please contact:

Barclays Treasury
1 Churchill Place
London E14 5HP

This notice does not constitute or form part of any offer to sell or the solicitation of an offer to subscribe for or otherwise acquire any securities.

Barclays Bank PLC

18 April 2013

Exhibit No. 20

Pre-stabilisation announcement template

23 April 2013

Not for distribution, directly or indirectly, in or into the United States or any jurisdiction in which such distribution would be unlawful.

Fondo de Amortizacion del Deficit Electrico (FADE)

Stabilisation Notice

Barclays (Bernd Loder - Syndicate Contact ); telephone: +44 20 77773 9098 hereby gives notice that the Stabilising Manager(s) named below may stabilise the offer of the following securities in accordance with Commission Regulation (EC) No. 2273/2003 implementing the Market Abuse Directive (2003/6/EC).

The securities:
Issuer:	Fondo de Amortizacion del Deficit Electrico (FADE)
Guarantor (if any):	Kingdom of Spain
Aggregate nominal amount:	TBC
Description:	Long 3-year EUR benchmark
Offer price:	TBC
Other offer terms:	N/A
Stabilisation:
Stabilisation Manager(s):
Barclays; 5 The North Colonnade; Canary Wharf; London E14 4BB

BBVA; 108 Cannon Street; London EC4N 6EU

CaixaBank S.A., Paseo de la Castellana 51, 28046 Madrid, Spain

Santander GBM, 2 Triton Square, Regent's Place, London NW1 3AN, United Kingdom

Stabilisation period expected to start on:	23 April 2013
Stabilisation period expected to end no later than:	23 May 2013
Existence, maximum size and conditions of use of over-allotment facility.	The Stabilising Manager(s) may over-allot the securities to the extent permitted in accordance with applicable law.

In connection with the offer of the above securities, the Stabilising Manager(s) may over-allot the securities or effect transactions with a view to supporting the market price of the securities at a level higher than that which might otherwise prevail. However, there is no assurance that the Stabilising Manager(s) will take any stabilisation action and any stabilisation action, if begun, may be ended at any time. Any stabilisation action or over-allotment shall be conducted in accordance with all applicable laws and rules.
This announcement is for information purposes only and does not constitute an invitation or offer to underwrite, subscribe for or otherwise acquire or dispose of any securities of the Issuer in any jurisdiction.
This announcement and the offer of the securities to which it relates are only addressed to and directed at persons outside the United Kingdom and persons in the United Kingdom who have professional experience in matters related to investments or who are high net worth persons within article 12(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 and must not be acted on or relied on by other persons in the United Kingdom.
In addition, if and to the extent that this announcement is communicated in, or the offer of the securities to which it relates is made in, any EEA Member State that has implemented Directive 2003/71/EC (together with any applicable implementing measures in any Member State, the "Prospectus Directive") before the publication of a prospectus in relation to the securities which has been approved by the competent authority in that Member State in accordance with the Prospectus Directive (or which has been approved by a competent authority in another Member State and notified to the competent authority in that Member State in accordance with the Prospectus Directive), this announcement and the offer are only addressed to and directed at persons in that Member State who are qualified investors within the meaning of the Prospectus Directive (or who are other persons to whom the offer may lawfully be addressed) and must not be acted on or relied on by other persons in that Member State.
This announcement is not an offer of securities for sale into the United States. The securities have not been, and will not be, registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an exemption from registration.  There will be no public offer of securities in the United States.

Exhibit No. 21

LONDON--(BUSINESS WIRE)--

Re:	BARCLAYS BANK PLC.
GBP 750000000
MATURING: 20-Jan-2015
ISIN: XS0734574915

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
22-Apr-2013 TO 22-Jul-2013 HAS BEEN FIXED AT 2.00438 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 22-Jul-2013 WILL AMOUNT TO:
GBP 5 PER GBP 1000 DENOMINATION

Citibank

Source: Citibank

Exhibit No. 22

LONDON--(BUSINESS WIRE)--

Re:	BARCLAYS BANK PLC.
GBP 700000000
MATURING: 20-Jan-2015
ISIN: XS0752035195

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
22-Apr-2013 TO 22-Jul-2013 HAS BEEN FIXED AT 2.00438 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 22-Jul-2013 WILL AMOUNT TO:
GBP 5 PER GBP 1000 DENOMINATION

Citibank

Source: Citibank

Exhibit No. 23

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	Barclays PLC
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	✓
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation: iii	His Highness Sheikh Mansour Bin Zayed Al Nahyan ("HHSM")
4. Full name of shareholder(s) (if different from 3.):iv	Yas Capital Limited ("YCL")
5. Date of the transaction and date on which the threshold is crossed or reached: v	Transaction date: 27 April 2011 Date threshold crossed: 18 April 2013
6. Date on which issuer notified:	23 April 2013
7. Threshold(s) that is/are crossed or reached: vi, vii	6%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights x
			Direct	Direct xi	Indirect xii	Direct	Indirect
Ordinary shares	758,437,618	758,437,618	Nil	Nil	758,437,618	Nil%	5.896%
ISIN GB0031348658

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv		Number of voting rights that may be acquired if the instrument is exercised/ converted.			% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to		% of voting rights xix, xx
Cash-settled options referencing ordinary shares				13,297,166		Nominal	Delta
							0.103%

Total (A+B+C)
Number of voting rights			Percentage of voting rights
771,734,784			5.999%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi
The cash-settled options are legally owned by YCL.  YCL is, in turn, wholly owned by HHSM.

The triggering event is a decrease in the total voting rights deemed to be held by YCL under the cash-settled options (pursuant to DTR 5.3.1R) to 13,297,166.  Accordingly, as a result of the triggering event, YCL is deemed to hold directly, and HHSM is deemed to hold indirectly, 0.103% of the voting rights in Barclays PLC through YCL's total holding of cash-settled options.

For the avoidance of doubt, YCL has no right to acquire or exercise any voting rights in Barclays PLC.

The indirect holding by HHSM of the cash-settled options, when aggregated with HHSM's pre-existing indirect holding of ordinary shares (which has been the subject of previous notifications), is now less than the 6% threshold for voting rights that is notifiable by HHSM pursuant to DTR 5.1.2R.

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:
As required under the Disclosure Rules, this notification has been prepared using the total voting rights figure of 12,862,852,852 as set out in the regulatory announcement made by Barclays PLC dated 2 April 2013

14. Contact name:	Michael Latefi
15. Contact telephone number:	+971.566.852.568

Exhibit No. 24

Pre-stabilisation announcement template
24 April 2013

Not for distribution, directly or indirectly, in or into the United States or any jurisdiction in which such distribution would be unlawful.

Kingdom of Belgium

Stabilisation Notice

Barclays (Martin Rohland - Syndicate Contact ); telephone: +44 20 7773 9098 hereby gives notice that the Stabilising Manager(s) named below may stabilise the offer of the following securities in accordance with Commission Regulation (EC) No. 2273/2003 implementing the Market Abuse Directive (2003/6/EC).

The securities:
Issuer:	Kingdom of Belgium
Guarantor (if any):	N/A
Aggregate nominal amount:	TBC
Description:	5-year EUR benchmark FRN
Offer price:	TBC
Other offer terms:	N/A
Stabilisation:
Stabilisation Manager(s):
Barclays; 5 The North Colonnade; Canary Wharf; London E14 4BB

Citigroup Global Markets Limited; 33 Canada Square; Canary Wharf; London E14 5LB

Credit Agricole Corporate and Investment Bank; Broadwalk House; 5 Appold Street; London EC2A 2DA

Deutsche Bank AG, London Branch; Winchester House; 1 Great Winchester Street; London EC2 N2DB

Stabilisation period expected to start on:	24 April 2013
Stabilisation period expected to end no later than:	24 May 2013
Existence, maximum size and conditions of use of over-allotment facility.	The Stabilising Manager(s) may over-allot the securities to the extent permitted in accordance with applicable law.

In connection with the offer of the above securities, the Stabilising Manager(s) may over-allot the securities or effect transactions with a view to supporting the market price of the securities at a level higher than that which might otherwise prevail. However, there is no assurance that the Stabilising Manager(s) will take any stabilisation action and any stabilisation action, if begun, may be ended at any time. Any stabilisation action or over-allotment shall be conducted in accordance with all applicable laws and rules.
This announcement is for information purposes only and does not constitute an invitation or offer to underwrite, subscribe for or otherwise acquire or dispose of any securities of the Issuer in any jurisdiction.
This announcement and the offer of the securities to which it relates are only addressed to and directed at persons outside the United Kingdom and persons in the United Kingdom who have professional experience in matters related to investments or who are high net worth persons within article 12(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 and must not be acted on or relied on by other persons in the United Kingdom.
In addition, if and to the extent that this announcement is communicated in, or the offer of the securities to which it relates is made in, any EEA Member State that has implemented Directive 2003/71/EC (together with any applicable implementing measures in any Member State, the "Prospectus Directive") before the publication of a prospectus in relation to the securities which has been approved by the competent authority in that Member State in accordance with the Prospectus Directive (or which has been approved by a competent authority in another Member State and notified to the competent authority in that Member State in accordance with the Prospectus Directive), this announcement and the offer are only addressed to and directed at persons in that Member State who are qualified investors within the meaning of the Prospectus Directive (or who are other persons to whom the offer may lawfully be addressed) and must not be acted on or relied on by other persons in that Member State.
This announcement is not an offer of securities for sale into the United States. The securities have not been, and will not be, registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an exemption from registration.  There will be no public offer of securities in the United States.

Exhibit No. 25
TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARESi

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	Barclays PLC
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	✓
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation: iii	His Highness Sheikh Mansour Bin Zayed Al Nahyan ("HHSM")
4. Full name of shareholder(s) (if different from 3.):iv	Yas Capital Limited ("YCL")
5. Date of the transaction and date on which the threshold is crossed or reached: v	Transaction date: 27 April 2011 Date threshold crossed: 22 April 2013
6. Date on which issuer notified:	24 April 2013
7. Threshold(s) that is/are crossed or reached: vi, vii	6%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights x
			Direct	Direct xi	Indirect xii	Direct	Indirect
Ordinary shares	758,437,618	758,437,618	Nil	Nil	758,437,618	Nil%	5.896%
ISIN GB0031348658

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv		Number of voting rights that may be acquired if the instrument is exercised/ converted.			% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to		% of voting rights xix, xx
Cash-settled options referencing ordinary shares				14,055,722		Nominal	Delta
							0.109%

Total (A+B+C)
Number of voting rights			Percentage of voting rights
772,493,340			6.005%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi
The cash-settled options are legally owned by YCL.  YCL is, in turn, wholly owned by HHSM.

The triggering event is an increase in the total voting rights deemed to be held by YCL under the cash-settled options (pursuant to DTR 5.3.1R) to 14,055,722.  Accordingly, as a result of the triggering event, YCL is deemed to hold directly, and HHSM is deemed to hold indirectly, 0.109% of the voting rights in Barclays PLC through YCL's total holding of cash-settled options.

For the avoidance of doubt, YCL has no right to acquire or exercise any voting rights in Barclays PLC.

The indirect holding by HHSM of the cash-settled options, when aggregated with HHSM's pre-existing indirect holding of ordinary shares (which has been the subject of previous notifications), is now more than the 6% threshold for voting rights that is notifiable by HHSM pursuant to DTR 5.1.2R.

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:
As required under the Disclosure Rules, this notification has been prepared using the total voting rights figure of 12,862,852,852 as set out in the regulatory announcement made by Barclays PLC dated 2 April 2013

14. Contact name:	Michael Latefi
15. Contact telephone number:	+971.566.852.568

Exhibit No. 25
LONDON--(BUSINESS WIRE)--

As Agent Bank, please be advised of the following rate determined on: 25/04/2013
Issue	¦ Barclays Bank Plc GBP 200,000,000 Undated FRPC Notes Series 3 PERPET

ISIN Number	¦ XS0015014615
ISIN Reference	¦ NA
Issue Nomin GBP	¦ 200000000
Period	¦ 30/04/2013 to 31/07/2013	Payment Date 31/07/2013
Number of Days	¦ 92
Rate	¦ 1.5
Denomination GBP	¦ 250000	¦ 200000000 ¦

Amount Payable per Denomination	¦ 945.21	¦ 756164.38 ¦

Bank of New York
Rate Fix Desk	Telephone	¦ 44 1202 689580
Corporate Trust Services	Facsimile	¦ 44 1202 689601

Barclays Bank PLC

Source: Barclays Bank PLC